                                                                    EXHIBIT 99.2

                   SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                            TOWER SEMICONDUCTOR LTD.

                                JANUARY 31, 2007

                           PLEASE SIGN, DATE AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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                                                                         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS
                                          PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

                                                                                                                                                                        FOR         AGAINST      ABSTAIN
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                                                                                        1.   TO APPOINT Mr. Dov Moran as chairman of the board of directors of the      [_]           [_]          [_]
                                                                                             Company and to approve his terms of compensation.

                                                                                        2.   TO APPOINT Ms. Miri Katz to a three-year term as an external director of   [_]           [_]          [_]
                                                                                             the Company.

                                                                                        3.   TO APPROVE the terms of compensation of our directors who are not          [_]           [_]          [_]
                                                                                             affiliated with major shareholders of the Company and are not Company employees.

                                                                                        4.   TO APPROVE the modification of the terms of compensation and the           [_]           [_]          [_]
                                                                                             performance-based bonus of our chief executive officer and director Mr.
                                                                                             Russell Ellwanger.

                                                                                        5.   TO APPROVE the renewal of the Company's directors and officers liability   [_]           [_]          [_]
                                                                                             insurance policy.

                                                                                        Do you have a "Personal Interest" (as defined) with respect to the subject              YES           NO
                                                                                        matter of Proposal 5?
                                                                                        (Please note: if you do not mark either YES or NO your shares will not be voted
                                                                                        on Proposal 5)                                                                          [_]           [_]

                                                                                        For the purposes of this Proxy Card, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family
                                                                                        (including the spouses thereof), and a personal interest of a body corporate in which the shareholder or such
To change the address on your account, please check the box at right and                family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share
indicate your new address in the address space above. Please note that changes          capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes
to the registered name(s) on the account may not be submitted via this method.          a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

                                                                                        Signature of Shareholder: ______________ Date:_______

NOTE: Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                            TOWER SEMICONDUCTOR LTD.

                 FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON WEDNESDAY, JANUARY 31, 2007

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Oren Shirazi, Nati Somekh Gilboa and Dina Back Frimer of the
Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of Shareholders of the
Company to be held at the offices of the Company located at Hamada Avenue, Ramat
Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, January 31, 2007
at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Special General
Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER
DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS
PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 4 BUT WILL NOT BE VOTED WITH RESPECT
TO PROPOSAL 5. IN ORDER FOR YOUR VOTE TO BE COUNTED WITH RESPECT TO PROPOSAL 5,
YOU MUST, IN ADDITION TO CASTING YOUR VOTE, INDICATE WHETHER YOU HAVE A
"PERSONAL INTEREST" IN SUCH PROPOSAL BY MARKING EITHER YES OR NO IN THE BOXES
PROVIDED.

Beneficial owners who hold their shares through members of the Tel Aviv Stock
Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the
Israel Companies Regulations (Proof of Ownership for Voting in General
Meetings)--2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel
Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)